EXHIBIT 21
Subsidiaries of the Company

Doing Business
Subsidiary	State of Incorporation	under the Following Names

Sign Builders of America, Inc.	Delaware	Sign Builders of America, Inc.

Applied Nanotech, Inc.	Delaware	Applied Nanotech, Inc.

Electronic Billboard Technology, Inc.	Delaware	Electronic Billboard Technology, Inc.